1. Name and Address of Reporting Person
   MROZEK, ERNEST J.
   3250 Lacey Road, Suite 600
   Downers Grove, IL 60515-1700
   USA
2. Issuer Name and Ticker or Trading Symbol
   ServiceMaster Company (SVM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   CS GROUP PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common stock $.01 par value                                                               382354           D
Common stock $.01 par value                                                               4015 <F1>        I           by 401(k)
                                                                                                                       plan
Common stock $.01 par value                                                               2928 <F2>        I           Deferred Comp

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $13.83   02/08/2002 A         10000       02/08/2003 02/07/2009 Common  100000   $0.0000    100000   D
(Right to buy)                               0                                 stock                       <F3>
                                                                               $.01
                                                                               par
                                                                               value
Stock Options  $13.972  05/03/2002 A         20000       05/03/2003 05/02/2009 Common  200000   $0.0000    200000   D
(Right to buy)                               0                                 stock                       <F3>
                                                                               $.01
                                                                               par
                                                                               value
1997 Option    $11.2222                                             02/12/2007 Common                      303750   D
Plan (Right to                                                                 stock
Buy)                                                                           $.01
                                                                               par
                                                                               value
Non-Qual.      $18.075                                              01/28/2009 Common                      30000    D
Stock Option                                                                   Stock
(Right to Buy)
1998           $18.075                                              01/28/2009 Common                      52500    D
Non-Qual.Stock                                                                 Stock
Option (Right
to Buy)
Senior Ex.     $11.5                                                12/31/2009 Common                      60870    D
Ownership                                                                      stock
Elec. Plan                                                                     $.01
(Right to Buy)                                                                 par
                                                                               value
1998 Emplee.   $18.2583                                             02/15/2008 Common                      52500    D
Stock                                                                          stock
Option(Right                                                                   $.01
to Buy)                                                                        par
                                                                               value
2000 Emplee    $8.75                                                08/07/2007 Common                      175000   D
Stock Option                                                                   stock
(Right to Buy)                                                                 $.01
                                                                               par
                                                                               value
2000 Emplee    $10.52                                               03/15/2008 Common                      250000   D
Stock Option                                                                   stock
(Right to Buy)                                                                 $.01
                                                                               par
                                                                               value
10+ Option     $7.6297                                              10/01/2003 Common                      118125   D
Share Plan                                                                     stock
(Right to Buy)                                                                 $.01
                                                                               par
                                                                               value
10+ Option     $9.2593                                              02/15/2006 Common                      84375    D
Share Plan                                                                     stock
(Right to Buy)                                                                 $.01
                                                                               par
                                                                               value
WSH Emplee     $13.87                                               05/03/2006 Common                      2163     D
Stock Option                                                                   stock
(Right to Buy)                                                                 $.01
                                                                               par
                                                                               value

Explanation of Responses:

<F1>
Includes 212 shares acquired through the ServiceMaster Profit Sharing and Retirement Plan during the period January through December 2002 at prices ranging from $8.89 to $15.50.
<F2>
Mrozek - The deferred shares represent phantom stock units accrued under the dividend reinvestment feature of the ServiceMaster Deferred Compensation Plan, including 95 shares acquired during the period January through December 2002 at prices ranging from $8.89 to $15.50.
<F3>
The option is exercisable in five equal annual installments beginning on the first anniversary of the date of the grant.

SIGNATURE OF REPORTING PERSON
/s/ Sandra L. Groman

DATE
02/14/2003